33012 Calle Perfecto
San Juan Capistrano, California 92675
(949) 234-1999                              Fax 949-234-1998

June 25, 2010

Ms. Melinda Hooker
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
110 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:    Seychelle Environmental Technologies, Inc.
          Form 8-K, Item 4.01
          Filed June 16, 2010
          File No. 000-29373

Dear Ms. Hooker:

This is in response to your our letter of comment dated June 21, 2010 with regard to the Form 8-K filed by Seychelle Environmental Technologies, Inc. (the ”Company”) on June 15, 2010.

The following responses, reference the paragraph numbers in your comment letter.

1.
We note your disclosure in Paragraph (a)(iii) that “During the period through June 16, 2010, there were no disagreement between.,,” Please revise your disclosure to specifically refer to the registrant’s two most recent fiscal years and the subsequent interim period through the date of the change in accountant~. Please refer to Item 304(a)(1)(iv) of Regulation S-K.

Comment No. 1. We have revised the subject language.

2.
We note your disclosure in paragraph (a)(iv) that during the fiscal year ended February 28, 2010 and through June 16, 2010 there have been no reportable events..:’ Please revise your disclosure to disclose, if true, there were no reportable events during the registrant’s two most recent fiscal years and any subsequent interim period through the date of change in accountants. Refer to item 304(a)(1)(v) of Regulation S-K.

Comment No. 2. We have revised the subject language.

3.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

Comment No. 3. We have provided an updated letter from the former accountants.

Ms. Melinda Hooker
June 25, 2010

In connection with our amended Form 8-k, please be advised that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in our Form 8-K/A filed herewith;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to Form 8-K/A filed herewith; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, do not hesitate to contact the undersigned at (949) 234-1999.

Thank you.

Very truly yours,

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

By:       /s/ Jim Place
Jim Place
Chief Financial Officer